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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

JUPITER MEDIA METRIX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33388751
(CUSIP Number)

Jason L. Gray, Esq. NetRatings, Inc. 890 Hillview Court, Suite 300 Milpitas, California 95035 (408) 957-0699	James A. Ross, Esq. VNU, Inc. 770 Broadway New York, New York 10003 (646) 654-5000

with copies to:

Henry Lesser, Esq. Gray Cary Ware & Freidenreich LLP 400 Hamilton Avenue, Palo Alto, California 94301 (650) 833-2000	Emanuel Cherney, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2001
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 33388751	Page 2 of 8 pages

1.	NAME OF REPORTING PERSON: NetRatings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 77-0461990

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(1) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)(2) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(1)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. NetRatings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.
(2)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 3 of 8 pages

1.	NAME OF REPORTING PERSON: Sonoma Acquisition Corp., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(3) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(3)(4) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(4) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(3)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.
(4)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 4 of 8 pages

1.	NAME OF REPORTING PERSON: Nielsen Media Research, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1450569

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(5) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(5)(6) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(6) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(5)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.
(6)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 5 of 8 pages

1.	NAME OF REPORTING PERSON: ACNielsen Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1454128

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(7) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(7)(8) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(8) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(7)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(8)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

CUSIP No. 33388751	Page 6 of 8 pages

1.	NAME OF REPORTING PERSON: VNU N.V. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER	7.	SOLE VOTING POWER None
OF SHARES
BENEFICIALLY OWNED	8.	SHARED VOTING POWER(9) 8,369,649
BY EACH
REPORTING PERSON	9.	SOLE DISPOSITIVE POWER None
WITH
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(9)(10) 8,369,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(10) Approximately 23.4%

14.	TYPE OF REPORTING PERSON CO

(9)
NetRatings, Inc. ("NetRatings") and its wholly-owned subsidiary Sonoma Acquisition Corp., LLC ("Sub") have entered into a Stockholders Agreement, dated as of October 25, 2001 (the "Stockholders Agreement"), with certain stockholders of Jupiter Media Metrix, Inc. ("Jupiter Media Metrix'), pursuant to which signatory stockholders have, as described in greater detail in this Schedule 13D, among other things, (1) agreed to vote their shares of Jupiter Media Metrix common stock ("Jupiter Media Metrix Common Stock") in favor of the merger of Sub with and into Jupiter Media Metrix (the "Merger") pursuant to an Agreement and Plan of Merger dated as of October 25, 2001 by and among NetRatings, Jupiter Media Metrix and Sub, and against certain competing transactions, and (2) granted to NetRatings an irrevocable proxy to vote their shares of Jupiter Media Metrix Common Stock in favor of the Merger and against any such competing transactions. Net Ratings does not have any rights as a stockholder of Jupiter Media Metrix pursuant to the Stockholders Agreement.

(10)
The aggregate amount and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of immediately exercisable options or options exercisable within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement. Without giving effect to the issuance of such additional option shares, there were 7,961,115 shares of outstanding Jupiter Media Metrix Common Stock held by the stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement, representing approximately 22.3% of the shares of Jupiter Media Metrix Common Stock outstanding on October 25, 2001.

    This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission by NetRatings, Inc. ("NetRatings"), Sonoma Acquisition Corp., LLC ("Sub"), Nielsen Media Research, Inc. ("NMR"), ACNielsen Corporation ("ACNielsen"), and VNU N.V. ("VNU") on November 5, 2001.

Item 4.  Purpose of Transaction.

    Item 4 is hereby amended by adding the following paragraph after the final paragraph thereof:

    "John Dimling, a director of NetRatings, and the Chairman, Chief Executive Officer and a director of NMR, and his wife, Marilyn Dimling, jointly acquired the Dimling Shares (as defined in Item 5) for investment purposes."

Item 5.  Interest in Securities of the Issuer.

    Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

  (a) and (b)

    By reason of NetRatings' rights, and the Stockholders' obligations, pursuant to the Stockholders Agreement and the Proxy granted to NetRatings, each as described in Item 4, NetRatings and Sub have the right to direct the votes of 8,369,649(13) Shares held by the Stockholders (the "Subject Shares"), as to the matters which may come before the stockholders of NetRatings that are the subject of the Stockholders Agreement. Therefore, NetRatings and Sub may be deemed to beneficially own the Subject Shares, which constitute approximately 23.4%(13) of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001.

    In addition, as described in Item 2 above, VNU, together with NMR and ACNielsen, exercise voting control over a majority of the outstanding shares of NetRatings common stock, and therefore, each of NMR, ACNielsen and VNU may be deemed to share, together with NetRatings and Sub, the power to direct the vote of the Subject Shares as to the matters that may become before the stockholders of NetRatings that are the subject of the Stockholders Agreement, and accordingly may be deemed to own beneficially the Subject Shares, which constitute approximately 23.4%(13) of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001.

    Furthermore, John Dimling, a director of NetRatings, and the Chairman, Chief Executive Officer and a director of NMR, and his wife, Marilyn Dimling, jointly beneficially own 10,000 shares of Jupiter Media Metrix Common Stock (the "Dimling Shares"), which constitutes beneficial ownership of less than 0.1% of the issued and outstanding shares of Jupiter Media Metrix Common Stock as of October 25, 2001. Mr. Dimling and his wife share sole voting and dispositive power over the Dimling Shares, and NetRatings, VNU, NMR, ACNielsen and Sub expressly disclaim any beneficial interest in the Dimling Shares. Mrs. Dimling's address is c/o Mr. Dimling at the address provided for him in Item 2 above. Mrs. Dimling is not presently employed. To the best knowledge of the Reporting Persons, Mrs. Dimling has not, in the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Dimling is a citizen of the United States of America.

(13)
Number of shares and the percentage were calculated in accordance with Rule 13d-3 and reflect the total number of shares of Jupiter Media Metrix Common Stock that would have been outstanding as of October 25, 2001 giving effect to the issuance of approximately 408,534 shares issuable upon exercise of options exercisable on or within 60 days of October 25, 2001 held by stockholders of Jupiter Media Metrix who are party to the Stockholders Agreement.

7

    Except as set forth in this Schedule 13D, none of the Reporting Persons is, and to the knowledge of the Reporting Persons, no Related Person is, the "beneficial owner," as such term is defined in Rule 13d-3 under the Exchange Act of any Shares.

    Paragraph (c) of Item 5 is hereby amended and restated in its entirety as follows:

    (c)

    Except as set forth herein, neither the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any Related Person or Mrs. Dimling, effected any transaction in shares of Jupiter Media Metrix Common Stock during the sixty day period immediately preceding the date hereof.

8

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2001

NETRATINGS, INC.
By:	/s/ JACK R. LAZAR
	Name:	Jack R. Lazar
	Title:	Executive Vice President of Corporate Development, Chief Financial Officer and Secretary
SONOMA ACQUISITION CORP., LLC
By:	/s/ JACK R. LAZAR
	Name:	Jack R. Lazar
	Title:	Manager
NIELSEN MEDIA RESEARCH, INC.
By:	/s/ SUSAN WHITING
	Name:	Susan Whiting
	Title:	President and Chief Operating Officer
ACNIELSEN CORPORATION
By:	/s/ EARL H. DOPPELT
	Name:	Earl H. Doppelt
	Title:	Executive Vice President and Chief Legal Officer
VNU N.V.
By:	/s/ MICHAEL P. CONNORS
	Name:	Michael P. Connors
	Title:	Executive Director

9

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  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
SIGNATURE